AURORA CANNABIS INC.

Interim Condensed Consolidated Financial Statements
(Unaudited)

For the three and six months ended September 30, 2026 and 2025
(in Canadian Dollars)

Note 1	Nature of Operations	8	Note 8	Property, Plant and Equipment	13
Note 2	Basis of Presentation and Measurement	8	Note 9	Share Capital	14
Note 3	Business Combination and Asset Acquisition	9	Note 10	Share-Based Compensation	14
Note 4	Discontinued Operations	10	Note 11	Loss Per Share	17
Note 5	Biological Assets	11	Note 12	Segmented Information	18
Note 6	Inventory	11	Note 13	Supplemental Cash Flow Information	19
Note 7	Assets Held for Sale	12	Note 14	Fair Value of Financial Instruments	20
			Note 15	Subsequent Event	21

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

($ thousands)	Note	September 30, 2026	March 31, 2026
		$	$
Assets
Current assets
Cash and cash equivalents		65,889	64,690
Restricted cash	13	49,409	47,791
Short-term investments		17,730	52,213
Accounts receivable		54,928	44,578
Biological assets	5	21,696	20,213
Inventory	6	162,148	154,862
Prepaids and other current assets		10,181	11,120
Assets held for sale	7	1,417	1,986
		383,398	397,453

Property, plant and equipment	8	149,373	123,688
Long-term investments		11,533	12,113
Deposits and other long-term assets		2,074	3,618
Lease receivable		2,823	3,665
Intangible assets	3	36,678	31,441
Goodwill		27,730	26,651
Deferred tax assets		1,524	2,458
Total assets		615,133	601,087

Liabilities
Current liabilities
Accounts payable and accrued liabilities		59,111	50,592
Income taxes payable		6,273	6,959
Deferred revenue		—	1,270
Lease liabilities - current portion		6,097	5,729
Contingent consideration payable	3(b)	1,914	—
Provisions		3,244	2,380
		76,639	66,930

Lease liabilities		15,338	18,130
Derivative liabilities	10(e)	4,417	3,697
Other long-term liabilities		323	498
Total liabilities		96,717	89,255

Shareholders’ equity
Share capital	9	7,038,209	7,007,226
Contributed surplus		159,631	160,108
Accumulated other comprehensive loss		(212,433)	(213,594)
Accumulated deficit		(6,466,991)	(6,441,908)
Total shareholders’ equity		518,416	511,832
Total liabilities and shareholders’ equity		615,133	601,087

See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

		Three months ended September 30,		Six months ended September 30,
($ thousands)	Note	2026	2025(1)	2026	2025(1)
		$	$	$	$
Revenue		89,180	84,734	159,937	165,242
Excise taxes		(3,159)	(5,925)	(6,362)	(12,357)
Net revenue	12	86,021	78,809	153,575	152,885

Cost of sales	6	42,117	42,210	80,479	77,437
Gross profit before fair value adjustments		43,904	36,599	73,096	75,448

Loss on changes in fair value of inventory and biological assets sold	5, 6	34,454	38,610	66,726	70,047
Gain on changes in fair value of biological assets	5	(28,098)	(33,155)	(66,800)	(59,271)
Gross profit		37,548	31,144	73,170	64,672

Operating expenses
General and administration		30,267	26,294	54,869	53,166
Sales and marketing		17,843	14,304	33,434	28,759
Business development costs	3(a)	1,713	321	3,302	682
Research and development		910	904	1,851	1,733
Depreciation and amortization	8	1,109	1,379	2,046	2,146
Share-based compensation	10	3,640	4,969	4,333	7,155
		55,482	48,171	99,835	93,641

Other income (expenses)
Interest and other income		1,252	2,093	2,493	3,916
Finance and other costs		(330)	(419)	(794)	(905)
Foreign exchange gain (loss)		(936)	3,755	1,945	3,669
Other gains (losses)	3(a)	(1,549)	732	(106)	1,166
Impairment of property, plant and equipment		—	(525)	—	(525)
Impairment of intangible assets and goodwill		—	(13,186)	—	(13,186)
		(1,563)	(7,550)	3,538	(5,865)

Loss before income tax (expense) recovery		(19,497)	(24,577)	(23,127)	(34,834)

Income tax (expense) recovery
Current		(479)	(406)	(981)	(233)
Deferred, net		(1,074)	(2,199)	(975)	(2,301)
		(1,553)	(2,605)	(1,956)	(2,534)

Net loss from continuing operations		(21,050)	(27,182)	(25,083)	(37,368)
Net loss from discontinued operations, net of tax	4	—	(25,867)	—	(35,546)

Net loss		(21,050)	(53,049)	(25,083)	(72,914)
(1) Adjusted for discontinued operations (Note 4).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

		Three months ended September 30,		Six months ended September 30,
($ thousands)	Note	2026	2025(1)	2026	2025(1)
		$	$	$	$
Net loss from continuing operations		(21,050)	(27,182)	(25,083)	(37,368)
Net loss from discontinued operations, net of tax	4	—	(25,867)	—	(35,546)
Net loss		(21,050)	(53,049)	(25,083)	(72,914)

Other comprehensive gain (loss) that may be reclassified to net loss
Foreign currency translation gain (loss)		1,281	(94)	1,161	(779)
Total other comprehensive gain (loss)		1,281	(94)	1,161	(779)

Comprehensive loss from continuing operations		(19,769)	(27,276)	(23,922)	(38,147)
Comprehensive loss from discontinued operations	4	—	(25,867)	—	(35,546)
Comprehensive loss		(19,769)	(53,143)	(23,922)	(73,693)

Net loss from continuing operations attributable to:
Common shareholders		(21,050)	(27,182)	(25,083)	(37,368)
Non-controlling interests		—	—	—	—

Net loss from discontinued operations attributable to:	4
Common shareholders		—	(24,292)	—	(29,315)
Non-controlling interests		—	(1,575)	—	(6,231)

Comprehensive loss attributable to:
Common shareholders		(19,769)	(51,568)	(23,922)	(67,462)
Non-controlling interests		—	(1,575)	—	(6,231)

Net loss per share - basic
Continuing operations	11	(0.32)	(0.48)	(0.40)	(0.66)
Discontinued operations	11	—	(0.43)	—	(0.52)
Total operations	11	(0.32)	(0.91)	(0.40)	(1.18)

Net loss per share - diluted
Continuing operations	11	(0.32)	(0.48)	(0.40)	(0.66)
Discontinued operations	11	—	(0.43)	—	(0.52)
Total operations	11	(0.32)	(0.91)	(0.40)	(1.18)
(1) Adjusted for discontinued operations (Note 4).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
		#	$	$	$	$	$
Balance, March 31, 2026		58,947,593	7,007,226	160,108	(213,594)	(6,441,908)	511,832
Shares issued for business combination	3(a)	2,417,180	11,627	—	—	—	11,627
Shares issued through equity financing	9(b)	3,929,524	16,965	(489)	—	—	16,476
Share issuance costs	9(b)	—	(661)	—	—	—	(661)
Shares issued under share-based compensation plans	10	450,514	3,052	(3,052)	—	—	—
Share-based compensation	10	—	—	3,064	—	—	3,064
Comprehensive gain (loss)		—	—	—	1,161	(25,083)	(23,922)
Balance, September 30, 2026		65,744,811	7,038,209	159,631	(212,433)	(6,466,991)	518,416

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non-Controlling Interests (Note 4)	Total
		#	$	$	$	$	$	$
Balance, March 31, 2025		56,234,231	6,991,154	158,970	(215,208)	(6,367,745)	41,420	608,591
Share issuance costs		—	(89)	—	—	—	—	(89)
Exercise of stock options		17,974	210	(74)	—	—	—	136
Shares issued under share-based compensation plans	10	323,092	3,823	(3,823)	—	—	—	—
Share-based compensation	10	—	—	3,680	—	—	—	3,680
Put option liability		—	—	—	—	28,475	—	28,475
Comprehensive loss		—	—	—	(779)	(66,683)	(6,231)	(73,693)
Balance, September 30, 2025		56,575,297	6,995,098	158,753	(215,987)	(6,405,953)	35,189	567,100
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		Six months ended September 30,
($ thousands)	Note	2026	2025 (1)
		$	$
Operating activities
Net loss from continuing operations		(25,083)	(37,368)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	5	(66,800)	(59,271)
Changes in fair value of inventory and biological assets sold	5, 6	66,726	70,047
Depreciation of property, plant and equipment		7,204	7,581
Amortization of intangible assets		635	201
Share-based compensation	10	4,333	7,155
Impairment of property, plant and equipment		—	525
Impairment of intangible assets and goodwill		—	13,186
Net interest accrual and accretion		(242)	(951)
Deferred tax expense		975	2,301
Other losses (gains)	3(a)	106	(88)
Foreign exchange gain		(1,944)	(3,940)
Deferred compensation amortization		1,902	1,902
Net cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital		(12,188)	1,280
Changes in non-cash working capital	13	(7,204)	(31,609)
Net cash used in operating activities from continuing operations		(19,392)	(30,329)
Net cash provided by operating activities from discontinued operations		—	51
Net cash used in operating activities		(19,392)	(30,278)

Investing activities
Purchase of property, plant and equipment and intangible assets		(11,763)	(11,579)
Proceeds from disposal of property, plant and equipment	7, 8	2,236	751
Proceeds from sale of short-term investments		34,856	—
Changes in restricted cash	13	112	816
Acquisition of business, net of cash acquired	3(a)	(14,842)	—
Asset acquisition	3(b)	(2,359)	—
Net cash provided by (used in) investing activities from continuing operations		8,240	(10,012)
Net cash provided by investing activities from discontinued operations		—	197
Net cash provided by (used in) investing activities		8,240	(9,815)

Financing activities
Net principal payments of lease liabilities		(2,553)	(2,440)
Proceeds from issuance of Common Shares	9(b)	16,965	—
Share issuance costs	9(b)	(661)	—
Proceeds from stock option exercise		—	30
Net cash provided by (used in) financing activities from continuing operations		13,751	(2,410)
Net cash used in financing activities from discontinued operations		—	(2,528)
Net cash provided by (used in) financing activities		13,751	(4,938)
Effect of foreign exchange on cash and cash equivalents		(1,400)	2,799
Increase (decrease) in cash and cash equivalents		1,199	(42,232)
Cash and cash equivalents, beginning of period		64,690	137,921
Cash and cash equivalents, end of period		65,889	95,689
(1) Adjusted for discontinued operations (Note 4).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 1    Nature of Operations

Aurora Cannabis Inc.’s (the “Company” or “Aurora”) principal strategic business lines are focused on the production, distribution and sale of medical cannabis products in Canada and internationally. The Company currently conducts the following key business activities in the jurisdictions specified below:

•Production, distribution and sale of medical cannabis products and, on a very limited basis, consumer cannabis products in Canada, pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia and New Zealand.

The Company’s head office and principal address is 2207 90B St. SW, Edmonton, Alberta, Canada, T6X 0J9. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

Note 2    Basis of Presentation and Measurement

The Company’s unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data. The accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended March 31, 2026.

The interim condensed consolidated financial statements do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended March 31, 2026.

Discontinued operations (Note 4) have been reclassified in the interim condensed consolidated statements of loss and comprehensive loss to conform to current year presentation.

These interim condensed consolidated financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 4, 2026.

(a)    Material Accounting Policies and Judgments

Preparation of these interim condensed consolidated financial statements requires management to make certain judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(b)    Adoption of New Accounting Pronouncements

On April 1, 2026, the Company adopted the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, relating to the classification and measurement requirements of financial instruments recognized within those standards. These amendments include, among others:

•Clarifying that a financial liability is to be derecognized on the 'settlement date' and introducing an accounting policy choice to derecognize financial liabilities settled through an electronic payment system before settlement date if certain conditions are met; and
•Requiring additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

The Company uses the settlement date to derecognize financial liabilities for electronic payments and therefore, the amendment did not have an impact on adoption. The other amendments also did not have an impact upon adoption.

(c)    New Accounting Pronouncements Not Yet Adopted

IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”), replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. The Company intends to adopt IFRS 18 upon

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

its mandatory effective date and is currently assessing the impact of IFRS 18 on its consolidated financial statements. The Company expects that its consolidated statements of loss and comprehensive loss will require further disaggregation, including the addition of new subtotals not currently presented and the potential for additional categories of operating expenses requiring disclosure on the face of the consolidated statements of loss and comprehensive loss. The Company also expects its consolidated statements of cash flows will be impacted by the application of IFRS 18, since it applies the indirect method for presenting its consolidated statements of cash flows, whereby net income will no longer be the starting point, which is expected to be replaced by operating profit. Further, management will be required to disclose in the notes to the consolidated financial statements certain performance measures currently disclosed and reconciled in the Company’s management’s discussion and analysis.

Note 3     Business Combination and Asset Acquisition

(a) Safari Flower Company

On April 14, 2026 (the “acquisition date”), a wholly-owned subsidiary of the Company acquired 100% of the shares of Safari Flower Company (“Safari”). The purchase consideration comprises cash consideration of $15.0 million, subject to customary post-closing adjustments, and the issuance of 2,417,180 Common Shares with a fair value on the acquisition date of $11.6 million. Included in the cash consideration is $2.0 million that was contingent upon satisfying European Union Good Manufacturing Practice ("EU-GMP") certification conditions, or was otherwise repayable to the Company. The acquisition of Safari provides the Company with incremental EU-GMP certified cultivation and manufacturing capacity that is closely aligned with its existing operations. The additional capacity will be used to supply EU-GMP certified flower to the Company’s key international markets, including Germany, Australia, Poland, and the United Kingdom, and support further market expansion.

The acquisition has been accounted for as a business combination, and the results of Safari have been consolidated with those of the Company, commencing on the acquisition date.

Transaction costs of $1.0 million were expensed to business development costs in the interim condensed consolidated statements of loss and comprehensive loss and are part of operating cash flows in the interim condensed consolidated statements of cash flows.

The following table sets forth the provisional calculation of the purchase price and the provisional allocation of the purchase price based on the estimated fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. The purchase consideration and certain elements of the purchase price allocation are provisional pending finalization of customary post-closing adjustments, including a working capital adjustment.

Provisional purchase consideration
$
Cash consideration (1)	13,103
Common shares issued	11,627
Total fair value of consideration	24,730

Provisional purchase price allocation

Cash and cash equivalents	158
Accounts receivable	293
Biological assets	585
Inventory	917
Prepaid expenses and other current assets	526
Property, plant and equipment	22,517
Intangible asset (2)	800
25,796
Accounts payable and accrued liabilities	1,019
Deferred tax liability	47
Total identifiable net assets at fair value	24,730

Net cash outflows
Cash consideration paid (1)	15,000
Cash and cash equivalents acquired	(158)
Acquisition of business, net of cash acquired	14,842

1.Cash consideration paid of $15.0 million is subject to a customary post-closing working capital adjustment, which was provisionally determined to be a reduction of $0.7 million and recognized in accounts receivable in the interim condensed consolidated statements of financial position as at September 30, 2026.

In respect of the $2.0 million contingent cash consideration, the fair value of the contingent consideration was determined to be $0.7 million based on the Company’s expectation, as at the acquisition date, of the satisfaction of conditions under the agreement.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

During the three months ended September 30, 2026, Safari satisfied the EU-GMP certification conditions for the contingent consideration. Accordingly, the contingent consideration was remeasured to $2.0 million, with the loss of $1.3 million recognized in other gains (losses) in the interim condensed consolidated statements of loss and comprehensive loss for the three and six months ended September 30, 2026.

2.The Company has acquired an existing GMP license which is classified as an intangible asset and measured at fair value. The fair value of the license was determined to be $0.8 million based on its incremental discounted cash flows. For the three and six months ended September 30, 2026, the Company has recognized $0.1 million and $0.1 million, respectively, in the interim condensed consolidated statements of loss and comprehensive loss in respect of amortization for the GMP license.

Since the acquisition date, Safari has contributed revenue of $4.9 million and $7.7 million for the three and six months ended September 30, 2026, respectively, and net profit before tax from continuing operations of $0.5 million and $2.2 million respectively. If the acquisition had been completed on April 1, 2026, the additional financial impact would be immaterial.

(b) Internode Pharma Limited and HAP Pharma Limited

On August 19, 2026, the Company acquired 100% of the common shares of Internode Pharma Limited, a licensed importer and wholesaler, and HAP Pharma Limited, a licensed pharmacy (collectively, the “Companies”), both located in Birmingham, United Kingdom. Total consideration for the acquisition of the Companies was $4.3 million, comprised of cash consideration of $2.1 million (GBP 1.1 million), subject to customary post-closing adjustments, contingent consideration of $1.9 million (GBP 1.0 million), and transaction costs of $0.3 million. The contingent consideration is payable upon the achievement of specified milestones, primarily related to the operational validation of the licenses held by the Companies, and was measured at fair value based on the Company’s expectation that the milestones will be achieved.

The transaction has been accounted for as an asset acquisition, with $4.2 million (GBP 2.2 million) of the total consideration allocated to indefinite-lived intangible assets representing the licenses held by the Companies for the importation, distribution and dispensing of finished medical cannabis product. At each reporting date, the Company will remeasure the contingent consideration, with any resulting change recognized as an adjustment to the cost of the indefinite-lived intangible assets.

Note 4    Discontinued Operations

Bevo

On February 17, 2026, the Company disposed of its 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., resulting in the Company no longer controlling Bevo and, accordingly, classifying the operations of Bevo as discontinued operations. Prior to the divestiture, Bevo comprised the Company’s plant propagation operating segment and constituted a cash generating unit.

The following table summarizes the financial results of Bevo, presented as discontinued operations for the prior period:

	Three months ended September 30,	Six months ended September 30,
	2025	2025
	$	$
Revenue	11,557	35,504
Cost of sales	12,527	39,355
Loss on changes in fair value of inventory and biological assets sold	2,123	7,360
Gain on changes in fair value of biological assets	(4,240)	(6,782)
Gross profit (loss)	1,147	(4,429)

Operating expenses	2,735	5,455
Other expenses	20,694	22,008
Income tax expense	3,585	3,654
	27,014	31,117
Net loss	(25,867)	(35,546)

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 5    Biological Assets

The changes in the carrying value of biological assets during the period are as follows:

	Note	$
Balance, March 31, 2026		20,213
Production costs capitalized		32,744
Biological assets acquired through business combinations	3(a)	585
Gain on changes in fair value of biological assets		66,800
Transferred to inventory upon harvest		(99,153)
Other		507
Balance, September 30, 2026		21,696

As at September 30, 2026, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s cannabis cultivation facilities was $2.84 per gram (March 31, 2026 – $3.22 per gram) and the stage of completion of cannabis was 43% (March 31, 2026 – 42%).

During the three and six months ended September 30, 2026, the Company’s cannabis biological assets produced 16,536 and 31,522 kilograms, respectively, of dried cannabis (three and six months ended September 30, 2025 – 12,934 and 24,624 kilograms, respectively).

Note 6    Inventory

	September 30, 2026			March 31, 2026
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	62,950	52,929	115,879	58,021	51,713	109,734
Finished goods	17,500	8,765	26,265	14,173	11,800	25,973
	80,450	61,694	142,144	72,194	63,513	135,707
Extracted cannabis
Work-in-process	2,507	1,188	3,695	3,768	1,916	5,684
Finished goods	10,846	602	11,448	7,370	655	8,025
	13,353	1,790	15,143	11,138	2,571	13,709

Supplies and consumables	4,131	—	4,131	4,701	—	4,701

Merchandise and accessories	730	—	730	745	—	745

Ending balance	98,664	63,484	162,148	88,778	66,084	154,862

During the three and six months ended September 30, 2026, inventory expensed to cost of sales was $76.6 million and $147.2 million, respectively, (three and six months ended September 30, 2025 – $80.8 million and $147.5 million, respectively), which included $34.5 million and $66.7 million, respectively (three and six months ended September 30, 2025 – $38.6 million and $70.0 million, respectively) related to the changes in fair value of inventory sold.
During the three and six months ended September 30, 2026, the Company recognized $12.6 million and $26.5 million, respectively, in inventory provisions and net realizable value adjustments (three and six months ended September 30, 2025 – $26.5 million and $39.4 million, respectively) consisting of cost of sales of $5.6 million and $13.3 million, respectively, (three and six months ended September 30, 2025 – $11.8 million and $17.7 million, respectively) and changes in fair value of inventory sold of $7.0 million and $13.2 million, respectively, (three and six months ended September 30, 2025 – $14.7 million and $21.7 million, respectively). As at September 30, 2026, the inventory provision was $18.2 million (March 31, 2026 – $27.3 million).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 7    Assets Held for Sale

Assets held for sale are comprised of the following:

	Note	Land	Equipment	Total
		$	$	$
Balance, March 31, 2026		1,615	371	1,986
Transfer from property, plant and equipment	8	1,104	—	1,104
Foreign exchange		44	—	44
Proceeds on disposal		(2,056)	(180)	(2,236)
Gain on disposal		397	122	519
Balance, September 30, 2026		1,104	313	1,417

Land

During the six months ended September 30, 2026, the Company listed for sale excess land with a net book value of $1.1 million, resulting in a transfer from property, plant and equipment to assets held for sale.

During the year ended March 31, 2026, the Company listed land for sale, which was reclassified to assets held for sale and measured at its carrying value. On July 22, 2026, the land was sold and the Company received $2.1 million in cash, net of transaction costs of $0.1 million.

Equipment

Equipment reclassified to assets held for sale as at March 31, 2026 relates to equipment used exclusively in the Company's consumer channel, which is winding down. Upon its reclassification, the equipment was measured at its fair value less costs to dispose.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 8    Property, Plant and Equipment

	September 30, 2026			March 31, 2026
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation (1)	Net book value
	$	$	$	$	$	$
Owned assets
Land	11,828	—	11,828	12,052	—	12,052
Buildings	140,742	(59,239)	81,503	110,125	(48,885)	61,240
Construction in progress	25,100	—	25,100	16,950	—	16,950
Computer software & equipment	21,686	(20,585)	1,101	21,351	(20,351)	1,000
Furniture & fixtures	7,156	(5,955)	1,201	7,024	(5,755)	1,269
Production & other equipment	84,933	(68,535)	16,398	82,455	(64,672)	17,783
Total owned assets	291,445	(154,314)	137,131	249,957	(139,663)	110,294

Right-of-use leased assets
Land	—	—	—	1,990	(1,990)	—
Buildings	35,725	(23,740)	11,985	35,487	(22,295)	13,192
Production & other equipment	5,760	(5,503)	257	4,499	(4,297)	202
Total right-of-use lease assets	41,485	(29,243)	12,242	41,976	(28,582)	13,394
Total property, plant and equipment	332,930	(183,557)	149,373	291,933	(168,245)	123,688
(1) Comparative amounts have been re-presented to conform to current year presentation.

	Balance, March 31, 2026	Additions	Additions from business combination (2)	Other (1)	Depreciation	Foreign currency translation	Balance, September 30, 2026
	$	$	$	$	$	$	$
Owned assets
Land	12,052	—	880	(1,104)	—	—	11,828
Buildings	61,240	80	20,803	1,360	(2,079)	99	81,503
Construction in progress	16,950	9,812	—	(1,425)	—	(237)	25,100
Computer software & equipment	1,000	208	—	79	(373)	187	1,101
Furniture & fixtures	1,269	42	—	34	(240)	96	1,201
Production & other equipment	17,783	63	834	761	(3,284)	241	16,398
Total owned assets	110,294	10,205	22,517	(295)	(5,976)	386	137,131

Right-of-use leased assets
Buildings	13,192	170	—	—	(1,441)	64	11,985
Production & other equipment	202	145	—	—	(93)	3	257
Total right-of-use lease assets	13,394	315	—	—	(1,534)	67	12,242
Total property, plant and equipment	123,688	10,520	22,517	(295)	(7,510)	453	149,373
(1) Includes reclassification of construction in progress when associated projects are complete, transfers to assets held for sale (Note 7 - Assets Held for Sale) and reclassifications between asset classes.
(2) Refer to Note 3 - Business Combination.
Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the three and six months ended September 30, 2026, the Company recognized $3.5 million and $7.5 million, respectively, (three and six months ended September 30, 2025 – $7.0 million and $13.1 million, respectively) of depreciation expense, of which $2.8 million and $5.3 million, respectively, (three and six months ended September 30, 2025 – $2.8 million and $5.6 million, respectively) was for manufacturing equipment and production facilities and expensed to cost of sales.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 9    Share Capital

(a)     Shares Issued and Outstanding

At September 30, 2026, 65,744,811 Common Shares (March 31, 2026 – 58,947,593) were issued and outstanding. During the six months ended September 30, 2026, 2,417,180 Common Shares were issued in connection with the acquisition of Safari (Note 3) and 3,929,524 Common Shares were issued under the ATM program (Note 9(b)).

(b)     At-The-Market Equity Program (“ATM Program”)

On February 4, 2026, the Company filed a prospectus supplement, establishing a new ATM Program that allows the Company to issue and sell up to U.S.$100 million of Common Shares in the capital of the Company from treasury to the public.

The following is a summary of the activity under the ATM Program:

			US$ equivalent
	2026		2026
	Three months ended September 30	Six months ended September 30	Three months ended September 30	Six months ended September 30

Gross proceeds	$10,121	$16,965	$7,239	$12,128
Commission	$202	$338	$145	$243
Net proceeds	$9,919	$16,627	$7,094	$11,885
Weighted average gross price	$4.31	$4.30	$3.08	$3.09
Number of shares issued	2,352,194	3,929,524	2,352,194	3,929,524

During the three months and six months ended September 30, 2026, the Company incurred $0.4 million and $0.8 million, respectively (three and six months ended September 30, 2025 – $nil) in transaction costs directly related to the ATM Program, which were recognized in the interim condensed consolidated statements of changes in shareholders’ equity. The Company’s last issuance of Common Shares under the ATM Program settled on August 18, 2026.

Note 10    Share-Based Compensation

(a)     Stock Options

The Option Plan provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The stock options have a service requirement of three years, vest 1/3 on each grant date anniversary over the three years and are amortized on an accelerated basis over that period. Stock options expire after five years.

A summary of stock options outstanding is as follows:

	Stock options	Weighted average exercise price
	#	$
Balance, March 31, 2026	1,992,445	12.74
Granted	369,370	4.22
Expired	(89,614)	83.38
Balance, September 30, 2026	2,272,201	8.57

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The following table summarizes the stock options that are outstanding as at September 30, 2026:

Exercise Price	Expiry Date	Weighted average remaining life	Options outstanding	Options exercisable
$			#	#
4.22 - 7.91	June 23, 2028 - June 18, 2031	3.10	1,966,493	1,058,875
16.70 - 48.60	February 28, 2027 - September 23, 2027	0.96	302,867	302,867
83.70	November 30, 2026	0.17	2,841	2,841
			2,272,201	1,364,583

During the three and six months ended September 30, 2026, stock option expense of $0.3 million and $0.9 million, respectively, (three and six months ended September 30, 2025 – $0.6 million and $1.3 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of loss and comprehensive loss.

Stock options granted during the respective periods presented below were fair valued based on the following weighted average assumptions:

	Six months ended September 30,
	2026	2025
Risk-free annual interest rate (1)	2.86%	2.66%
Expected annual dividend yield	—%	—%
Expected stock price volatility (2)	85.53%	91.41%
Expected life of options (years) (3)	3.29	3.06
Forfeiture rate	7.98%	8.78%
Weighted average value	$2.46	$3.50
Weighted average exercise price	$4.22	$5.90
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatilities of the Company and certain companies in the same industry.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

(b)     Restricted Share Units (“RSUs”)

The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire RSUs of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. Under the terms of the RSU Plan, officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The RSUs have a service requirement of three years, vest 1/3 on each grant date anniversary over the three years and are amortized on an accelerated basis over that period. RSUs expire after three years.

A summary of the RSUs outstanding is as follows:

RSUs
#
Balance, March 31, 2026	1,023,746
Issued	1,043,203
Vested	(410,441)
Forfeited	(54,602)
Balance, September 30, 2026	1,601,906

During the three and six months ended September 30, 2026, RSU expense of $1.0 million and $1.7 million, respectively, (three and six months ended September 30, 2025 – $1.1 million and $2.0 million, respectively) was recognized in the interim condensed consolidated statements of loss and comprehensive loss.

(c)     Deferred Share Units (“DSUs”)

Under the terms of the Company’s Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”), non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for a period of 180 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash (Note 10(e)); (ii) Common Shares issued from treasury; (iii) Common Shares purchased in the open market; or (iv) any combination of the foregoing. DSUs are

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

issued in recognition of past service for non-employee directors and are expensed immediately at fair value to share-based compensation expense in the interim condensed consolidated statements of loss and comprehensive loss. DSUs vest immediately upon grant and have no expiry date. As at September 30, 2026, there were 28,555 (March 31, 2026 – 28,555) equity-settled DSUs outstanding.

(d)     Performance Share Units (“PSUs”)

Under the terms of the Company’s Performance Share Unit Plan (the “PSU Plan”), officers, employees and consultants of the Company may be granted PSUs that may be settled in either cash (Note 10(e)) or equity, depending on the recipient of the PSUs. In each case, upon the three year cliff vesting date, the performance share units are subject to performance conditions multiplied by the achieved performance ratio. If the performance criteria are not met at the time of vesting, the PSUs will expire. The PSUs are amortized on a straight line basis over the three year period and expire after three years. Equity-settled PSUs are released as Common Shares equal to the market price of Common Shares on the entitlement date, multiplied by the number of performance share units being settled.

A summary of the equity-settled PSUs outstanding is as follows:

PSUs
#
Balance, March 31, 2026	343,037
Granted	313,963
Vested	(40,623)
Forfeited	(42,530)
Expired	(34,460)
Balance, September 30, 2026	539,387

During the three and six months ended September 30, 2026, an expense of $0.3 million and $0.5 million, respectively, (three and six months ended September 30, 2025 – expense of $0.2 million and $0.5 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of loss and comprehensive loss for equity-settled PSUs.

The PSUs granted during the periods presented below were fair valued based on the following average assumptions:

	Six months ended September 30,
	2026	2025
Risk-free annual interest rate (1)	2.78%	2.58%
Dividend yield	—%	—%
Expected stock price volatility (2)	71.50%	74.99%
Expected stock price volatility of peer group (2)	74.94%	83.40%
Expected life of options (years) (3)	3.00	3.00
Forfeiture rate	—%	—%
Equity correlation against peer group (4)	72.47%	37.63%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of the Company and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

(e) Cash Settled DSUs and PSUs

Cash settled DSUs and PSUs are classified as derivative liabilities (Note 14) in the interim condensed consolidated statements of financial position and are initially measured at fair value and remeasured at each reporting period, with changes in fair value recognized in share-based compensation expense.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

A summary of the cash-settled DSUs and PSUs outstanding is as follows:

	PSUs	DSUs
	#	#
Balance, March 31, 2026	1,307,972	294,084
Granted/issued	889,774	36,228
Vested	(168,798)	—
Forfeited	(168,799)	—
Balance, September 30, 2026	1,860,149	330,312

Upon settlement, cash settled DSUs are remeasured and the corresponding derivative liability is extinguished at the remeasured amount. During the three and six months ended September 30, 2026, an expense of $0.7 million and $0.6 million, respectively, (three and six months ended September 30, 2025 – $1.1 million and $1.2 million, respectively) was recognized in share-based compensation expense in the interim condensed consolidated statements of loss and comprehensive loss. As at September 30, 2026, the related derivative liability was $2.0 million (March 31, 2026 – $1.3 million).

Cash-settled PSUs are measured at fair value using a Monte Carlo simulation model, which is classified as level 2 on the fair value hierarchy. These PSUs have a service requirement of three years and are amortized ratably over that period. During the three and six months ended September 30, 2026, an expense of $1.5 million and $0.8 million, respectively, (three and six months ended September 30, 2025 – expense of $1.9 million and $2.2 million, respectively) was recognized in share-based compensation expense in the interim condensed consolidated statements of loss and comprehensive loss. As at September 30, 2026, the related derivative liability was $2.4 million (March 31, 2026 – $2.3 million).

Note 11     Loss per Share

The following is a reconciliation of basic loss per share:

	Three months ended September 30,		Six months ended September 30,
	2026	2025	2026	2025

Net loss from continuing operations attributable to common shareholders	($21,050)	($27,182)	($25,083)	($37,368)
Net loss from discontinued operations attributable to common shareholders	$—	($24,292)	$—	($29,315)
Net loss attributable to common shareholders	($21,050)	($51,474)	($25,083)	($66,683)

Weighted average number of Common Shares outstanding	65,118,076	56,457,365	63,407,786	56,350,857

Basic loss per share, continuing operations	($0.32)	($0.48)	($0.40)	($0.66)
Basic loss per share, discontinued operations	$—	($0.43)	$—	($0.52)
Basic loss per share	($0.32)	($0.91)	($0.40)	($1.18)

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The following is a reconciliation of diluted loss per share:

	Three months ended September 30,		Six months ended September 30,
	2026	2025	2026	2025

Net loss from continuing operations attributable to common shareholders	($21,050)	($27,182)	($25,083)	($37,368)
Net loss from discontinued operations attributable to common shareholders	$—	($24,292)	$—	($29,315)
Net loss attributable to common shareholders	($21,050)	($51,474)	($25,083)	($66,683)

Weighted average number of Common Shares outstanding	65,118,076	56,457,365	63,407,786	56,350,857

Dilutive shares outstanding (1)
RSUs	654,404	490,851	190,748	135,281
PSUs	522,005	148,926	296,659	148,926
DSUs	28,555	56,755	28,555	56,755
	1,204,964	696,532	515,962	340,962

Weighted average dilutive Common Shares	66,323,040	57,153,897	63,923,748	56,691,819

Diluted loss per share, continuing operations (1)	($0.32)	($0.48)	($0.40)	($0.66)
Diluted loss per share, discontinued operations (1)	$—	($0.43)	$—	($0.52)
Diluted loss per share	($0.32)	($0.91)	($0.40)	($1.18)
(1)Diluted loss per share is not applicable when the impact will decrease loss per share or increase earnings per share.

Note 12    Segmented Information

The Company defines an operating segment on the same basis that it uses to evaluate performance internally and to allocate resources by the Chief Operating Decision Makers (“CODMs”).

As at September 30, 2026, the Company has one reportable operating segment, Cannabis. The Cannabis operating segment comprises the Canadian, European, Australia, New Zealand and Safari cash generating units (“CGU”).

The Company’s core business is vertically integrated, comprised of cultivation, manufacturing, packaging and distribution of cannabis products, in addition to ancillary support services such as research and development and patient counselling. The Company’s sales channels are defined as medical (Canada, Europe, Australia, New Zealand and rest of world), Canadian consumer and wholesale (bulk). The cultivation and manufacturing facilities that support the revenue channels are interchangeable. As a result, disaggregated financial information reviewed by the CODMs is limited to revenue and cost of sales. Therefore, the Company has determined that there is one reportable operating segment.

Key measures used by the CODMs to assess performance and make resource allocation decisions include net revenue and gross profit based on standard costing for each revenue channel.

The following table summarizes the Company’s net revenue by geographic location:

	Three months ended September 30,		Six months ended September 30,
	2026	2025 (1)	2026	2025 (1)
	$	$	$	$
Net Revenue
Canada	24,663	36,158	48,880	73,140
Europe	47,801	31,070	79,911	56,020
Australia	12,329	10,198	22,683	21,149
New Zealand	1,228	1,383	2,101	2,576
Total net revenue	86,021	78,809	153,575	152,885
(1) Adjusted for discontinued operations (Note 4).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

During the six months ended September 30, 2026 and September 30, 2025, no customer contributed 10 per cent or more to the Company’s net revenue.

The following table summarizes non-current assets, excluding financial instruments and deferred tax assets by geographic location:

	Canada	Europe	Australia	Total
	$	$	$	$
Non-current assets
September 30, 2026	145,820	41,566	28,469	215,855
March 31, 2026	121,500	36,412	27,486	185,398

The Company does not have any non-current assets located in New Zealand.

Note 13    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Six months ended September 30,
	2026	2025 (1)
	$	$
Accounts receivable	(10,065)	(11,738)
Biological assets	19,165	(30,605)
Inventory	(26,053)	27,487
Prepaids and other current assets	2,757	503
Accounts payable and accrued liabilities	8,125	(15,325)
Income taxes payable	(727)	(1,812)
Deferred revenue	(1,270)	—
Provisions	864	(119)
Changes in non-cash working capital	(7,204)	(31,609)
(1)Comparative information has been adjusted for discontinued operations (Note 4).

Additional supplementary cash flow information is as follows:

	Six months ended September 30,
	2026	2025
	$	$
Property, plant and equipment in accounts payable	21	4,909
Right-of-use asset additions	315	—
Amortization of prepaids	6,304	8,893
Interest paid	705	2,645
Interest received	(1,510)	(2,727)

Included in restricted cash as at September 30, 2026 is $2.6 million (March 31, 2026 – $2.6 million) attributed to collateral held for letters of credit and corporate credit cards, $0.1 million (March 31, 2026 – $0.1 million) attributed to international subsidiaries and $46.7 million (March 31, 2026 – $45.1 million) of funds reserved for the segregated cell program for insurance coverage and not held for the purpose of meeting short term cash commitments.

During the three months ended September 30, 2026, the Board of Directors approved the wind-up of the Company's segregated cell and captive programs associated with its self-insurance policies. Upon completion of the wind-up, approximately $46.7 million of restricted cash held within the segregated cell will become unrestricted and reclassified to cash and cash equivalents. The wind-up is expected to be completed during the third quarter of fiscal 2027.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 14    Fair Value of Financial Instruments

The carrying values of the financial instruments as at September 30, 2026 are summarized in the following table:

	Amortized cost	Fair value through profit and loss	Total
	$	$	$
Financial assets
Cash and cash equivalents	65,889	—	65,889
Restricted cash	49,409	—	49,409
Short-term investments	—	17,730	17,730
Accounts receivable, excluding sales taxes and lease receivable	51,438	—	51,438
Lease receivable	4,474	—	4,474
Preferred shares (1)	—	9,980	9,980
Royalty receivable (1)	—	1,553	1,553
Financial liabilities
Accounts payable and accrued liabilities	59,111	—	59,111
Contingent consideration payable	—	1,914	1,914
Lease liabilities	21,435	—	21,435
Derivative liabilities	—	4,417	4,417
Other long term liabilities	323	—	323
(1) Preferred shares and royalty receivable are included in long-term investments on the interim condensed consolidated statements of financial position.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at September 30, 2026
Short-term investments		—	17,730	—	17,730
Preferred shares		—	—	9,980	9,980
Royalty receivable		—	—	1,553	1,553
Contingent consideration payable	3(b)	—	—	1,914	1,914
Derivative liabilities	10(e)	2,037	2,380	—	4,417

As at March 31, 2026
Short-term investments		—	52,213	—	52,213
Preferred shares		—	—	10,560	10,560
Royalty receivable		—	—	1,553	1,553
Derivative liabilities	10(e)	1,387	2,310	—	3,697

There were no changes in the nature, characteristics and risks of financial instruments that would result in a change in classification of financial assets and financial liabilities disclosed above. There were no transfers between fair value measurement hierarchy levels during the six months ended September 30, 2026.

The preferred shares received as consideration in the disposition of Bevo (Note 4) are measured at fair value through profit and loss at each reporting period. The fair value of the preferred shares was determined based on scenario-based discounted cash flow methodology, using level 3 inputs. Significant assumptions and estimates used in the valuation model include Bevo’s projected cash flows until the year 2080, the probability of a liquidation event, as defined in the agreement, and the discount rate. As at September 30, 2026, the fair value of the preferred shares of $10.0 million (March 31, 2026 – $10.6 million) was recorded on the interim condensed consolidated statements of financial position.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and six months ended September 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 15    Subsequent Event

On November 3, 2026, Aurora and Organigram Global Inc. (“Organigram”) announced entering into an arrangement agreement (the “Arrangement Agreement”) whereby Organigram will acquire each of the issued and outstanding common shares of Aurora (the “Aurora Shares”) in exchange for either (i) C$7.80 in cash, (ii) 5.8626 common shares in the capital of Organigram (the “Organigram Shares”), or (iii) a combination of C$3.75 in cash and 3.0431 Organigram Shares, subject to proration, structured as a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia). The transaction is expected to be completed in January 2027, subject to shareholder, court and regulatory approvals, and other customary closing conditions. There can be no assurance that the transaction contemplated by the Arrangement Agreement will be completed as described or at all.